UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China 523217

+86 769-8875-3300

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Adjournment of Annual Meeting of Shareholders held on October 17, 2022 (Eastern Time)

This current report on Form 6-K was submitted in connection with the adjournment of the annual general meeting (the “AGM”) held by Dogness (International) Corporation (the “Company”) on October 18, 2022, at 9:00 A.M., Beijing time (9:00 P.M. Eastern Time on October 17, 2022). The AGM was convened to consider proposals (the “Proposals”), including but not limited to increasing the authorized shares of the Company and approving the Company’s Amended and Restated Memorandum and Articles of Association, presented in the Proxy Statement of Annual Meeting of Shareholders dated September 14, 2022.

In reviewing the Company’s records, the Company determined that the quorum for the AGM–fifty percent (50%) of the voting rights of the outstanding common shares of each class entitled to vote–was not present. Accordingly, the Company’s Board of Directors has adjourned the AGM as permitted in the Company’s organizational documents to permit the previously provided Proposals to be approved under the adjournment quorum requirements of one-third (1/3) of the voting rights of the outstanding common shares entitled to vote.

The Company will reconvene the AGM to decide on the Proposals on October 25, at 9:00 A.M., Beijing time (9:00 P.M. Eastern Time on October 24, 2022), as determined by the Board of Directors of the Company. Proxies which have been received remain valid for the adjourned AGM. Holders of the Company’s common shares whose names are on the register of members of the Company at the close of business on September 12, 2022 are entitled to attend the adjourned AGM.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

By:	/s/ Yunhao Chen
Name:	Yunhao Chen
Title:	Chief Financial Officer
(Principal Financial Officer) and
Duly Authorized Officer

Dated: October 18, 2022